Filing under Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12 of

the Securities Exchange Act of 1934

Filed by: Pershing Square Capital Management, L.P.

Subject Company: Valeant Pharmaceuticals International, Inc.

SEC File No. of Valeant Pharmaceuticals International, Inc.: 001-14956

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities and no tender or exchange offer for the shares of Allergan has commenced at this time. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed preliminary proxy statements with the Securities and Exchange Commission (the “SEC”) on May 13, 2014 and June 2, 2014 (the “preliminary proxy statements”) and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more other proxy statements, registration statements, tender or exchange offer documents or other documents with the SEC. This communication is not a substitute for the preliminary proxy statements or any other proxy statement, registration statement, prospectus, tender or exchange offer document or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PRELIMINARY PROXY STATEMENTS AND ANY OTHER PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS, TENDER OR EXCHANGE OFFER DOCUMENTS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or definitive tender or exchange offer documents (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the preliminary proxy statements, and will be able to obtain free copies of these other documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the preliminary proxy statements. The additional definitive proxy soliciting material referred to in this paragraph and the preliminary proxy statements can be obtained free of charge from the sources indicated above.

DISCLAIMER

The information in this presentation is for informational purposes only, and this presentation shall not constitute an offer to sell or a solicitation of an offer to purchase any security or investment product, nor does it constitute professional advice. This presentation and the information contained herein is not investment advice or a recommendation or solicitation to buy or sell any securities. All investments involve risk, including the loss of principal. Pershing Square recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead these companies to disagree with Pershing Square’s conclusions. The information contained in this presentation is subject in all respects to the disclosure set forth in the reports filed by Allergan and Valeant with the SEC. Except where otherwise indicated, the information in this presentation speaks only as of the date of this presentation. Permission to quote third-party reports in this presentation has been neither sought nor obtained.

This presentation is not all inclusive and may not contain all of the information that you require in order to evaluate Allergan and Valeant and the transactions described in this presentation. You should review Valeant’s and Allergan’s most recent annual and quarterly reports and other reports filed by Valeant and Allergan with the SEC. You should rely on your own independent analysis to assess the accuracy and completeness of all information contained herein. No representation, warranty or undertaking, expressed or implied, is or will be made and no responsibility or liability is or will be accepted by Pershing Square or its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors, as to, or in relation to, the accuracy or completeness of the information contained in the presentation, or any other information, errors therein or omissions therefrom.

By presenting this information, none of Pershing Square or its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors, is providing investment, legal, tax, financial, accounting or other advice to you or to any other party. None of Pershing Square or its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors, is acting as an advisor or fiduciary in any respect in connection with providing this information.

Funds managed by Pershing Square and its affiliates are invested in Allergan common stock and other securities. Pershing Square manages funds that are in the business of trading — buying and selling — securities and financial instruments. It is possible that there will be developments in the future that cause Pershing Square to change its position regarding Allergan, Valeant and the proposed Valeant-Allergan business combination. Pershing Square may buy, sell, cover or otherwise change the form of its investment in Allergan for any reason. Pershing Square hereby disclaims any duty to provide any updates or changes to the analyses contained here including, without limitation, the manner or type of any Pershing Square investment.

Non-GAAP Financial Measures

This presentation includes certain non-GAAP financial measures, including but not limited to cash net income and EBIT (collectively, “non-GAAP financial measures”). These non-GAAP financial measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. Pershing Square believes that the presentation of these financial measures enhances an investor’s understanding of Valeant’s and Allergan’s financial performance. Pershing Square further believes that these financial measures are useful financial metrics to assess operating performance from period to period by excluding certain items that it believes are not representative of Valeant’s and Allergan’s respective core businesses. Pershing Square also believes that these financial measures provide investors with a useful tool for assessing the comparability between periods of Valeant’s and Allergan’s respective abilities to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. Pershing Square believes these financial measures are commonly used by investors to evaluate companies’ performance. However, the use of these non-GAAP financial measures in this presentation may vary from that of other companies in Valeant’s and Allergan’s industry. These non-GAAP financial measures should not be considered as alternatives to performance measures derived in accordance with GAAP.

Forward-looking Statements

The presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, Valeant’s financing of the proposed transaction, Valeant’s or Allergan’s expected future value and performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operation results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions and include but are not limited to beliefs expressed regarding future performance. These statements are based upon the current expectations and beliefs of Pershing Square and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Valeant’s and/or Allergan’s most recent annual or quarterly reports filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that Valeant and/or Allergan file from time to time with the SEC or the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan, including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant arid Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on Valeant’s and Allergan’s business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	Valeant’s and Allergan’s ability to sustain and grow revenues and cash flow from operations in their respective markets and to maintain and grow their respective customer bases, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet Valeant’s and Allergan’s debt obligations prior to or when they become due and to fund their operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	Valeant’s and Allergan’s ability to comply with all covenants in their respective indentures and credit facilities any violation of which, if not cured in a timely manner, could trigger a default of their respective other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Valeant and Allergan with respect to their respective businesses as described in their respective reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. None of Pershing Square or any of its affiliates or associates, or any of their respective directors, officers, employees, agents, shareholders or advisors undertakes any obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect actual outcomes.

Recent Conversations With Shareholders
Pershing Square attended two in-person meetings on Thursday ? Long-Only meeting
10 investors
Six of the top 10 non-index investors
Hedge Fund meeting
34 investors
As of March 31st, these investors owned 30+% of Allergan shares. Following the announcement of Valeant’s proposal on April 22nd, we believe these investors’ percentage ownership significantly increased
0

What Allergan’s Largest Shareholders
Said On Thursday
Shareholders believe that the proposed merger is highly strategic and creates enormous shareholder value
Shareholders believe that Valeant’s stock is valuable currency; many investors we met with own Valeant stock
Shareholders are extremely disappointed with how Allergan has handled the process and how they have attacked Valeant’s business
When we suggested shareholders share their concerns with Allergan, they responded that Allergan management was not willing to listen

What Allergan’s Largest Shareholders
Said On Thursday
Shareholders wanted $180 of value, without assuming an increase in Valeant’s stock price.
Shareholders believe that Valeant’s stock price will increase once the transaction probability increases and the deal ultimately closes
Shareholders wanted to understand a path to completion if Allergan continues to stand in the way

Pershing Square’s Response to Allergan Shareholders’ Feedback
On Friday morning, Pershing Square, acting in the interest of Allergan shareholders, approached Valeant to improve the transaction’s terms
Pershing Square offered to contribute significant value to the transaction if Valeant would increase its offer immediately
Based on Friday’s close, Pershing Square agreed to receive $160.94 per Allergan share, versus $180.90 for other shareholders ? Pershing Square committed, contingent on Valeant improving the terms of the transaction, to contribute enormous value to the transaction
~$600mm of immediate value contribution
100% all stock election, not subject to proration, increasing cash available to other shareholders by $6.65 per share
Valeant’s board considered our proposal and agreed to revise the terms of the transaction 3

Pershing Square’s Response to Allergan Shareholders’ Feedback
Revised path forward
Overwhelming shareholder support for the transaction removes the need for a referendum
Today, Pershing Square is launching the Special Meeting solicitation process
Valeant is preparing to launch an exchange offer

Special Meeting Timeline
June 2nd: Preliminary proxy filed with SEC
June 12th – June 22nd: SEC comment period (10 – 20 days)
June 14th – June 24th: Proxy materials printed (2 days)
June 16th – June 26th: Proxy materials mailed (2 days)
June 30th – July 24th: Special Meeting solicitation and delivery of 25+% support to company (2 to 4 weeks); contemporaneously, file Special Meeting proxy with SEC (10 – 20 day comment period)
July 7th – July 31st: Company confirms solicitation is compliant (1 week)
Special Meeting date
We believe the earliest date allowing for shareholders to properly consider the Special Meeting proxy would be one month after the company confirms our solicitation: Aug 7th – Sept 1st
The company can delay the Special Meeting up to 120 days, a delay of up to Nov. 4th - Nov. 28th

Special Meeting
At the Special Meeting, shareholders can vote to remove Allergan directors
Pershing Square intends to propose to remove a majority or more of the board, which we will replace with new candidates
If the Allergan board refuses to appoint these new directors, shareholders of 10% or more can seek a summary election under Delaware General Corporation Law §223 (c)
§223 (c) provides in relevant part:
“If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the voting stock . . . summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office . . . ”

How Some Large Shareholders Are Thinking About The Transaction
Valeant’s revised proposal offers substantial value to Allergan shareholders and is highly superior to Allergan’s standalone value
What Valeant’s proposal offers: What standalone AGN offers:
$72 of cash per share
$0 cash
$9.01 of Valeant 2014 earnings
2014 EPS Guidance = $5.69 per AGN share1
+ DARPin CVR
Or, if $72 of cash is reinvested in additional VRX shares at $131/share:
$14.97 of Valeant 2014 earnings 263% increase in earnings per AGN share2 per AGN share
+ DARPin CVR
1 $9.01= .83 x 10.85 2014 Pro Forma VRX EPS
2 $14.97 = 1.38 x 10.85 2014 Pro Forma VRX EPS

Pershing Square’s Stock Election
Demonstrates Confidence in the Transaction
Valued at Valeant’s May 30th closing price, Pershing Square’s all-stock election is worth $19.96 per share less than the cash and stock proposal offered to other Allergan shareholders
Equity Consideration Calculation
Valeant Stock Price Per Share Per Share Exchange
X = Equity + Cash = Total Ratio Consideration Consideration
Cash + $131 X .83 = $108.90 + $72 = $180.90
Stock
Pershing
Square $131 X 1.22659 = $160.94 + $0 = $160.94
All-Stock
Ratio of the May 29th closing Pershing Square’s election is stock prices of Valeant and worth a substantial discount Allergan to the cash & stock proposal
8 offered to other investors 8

Pershing Square’s Stock Election
Demonstrates Confidence in the Transaction
If Valeant’s stock trades for $180 at the close of the transaction, Pershing Square’s all-stock election will be as valuable as the cash and stock proposal offered to other shareholders
Equity Consideration Calculation
Valeant Per Share Per Share Exchange
Stock X = Equity + Cash = Total Ratio Price Consideration Consideration
Cash + $180 X .83 = $149 + $72 = $221
Stock
Pershing
Square $180 X 1.22659 = $221 + $0 = $221
All-Stock
$10.85 x 16.8 p/e = $182 per share
Pershing Square’s stock election
Pro-Forma 2014 EPS = $10.851 is worth the same as the cash &
Blended Unaffected 2014 P/E Multiple = 16.8x2 stock proposal offered to other
1Source = Management estimate Valeant June 2nd presentation, investors 9
2Source = Management estimate Valeant May 28th presentation

Rather than seeking to delay the inevitable,
Allergan’s board should negotiate with Valeant immediately
Importantly, an accelerated timeline also reduces uncertainty for Allergan employees, customers, and shareholders